Exhibit 99.1

I-Mab Announces Partial Exercise of Over-Allotment Option in Initial Public Offering

SHANGHAI, China and ROCKVILLE, MD., Feb. 10 , 2020 — (GLOBE NEWSWIRE) — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders, today announced that the underwriters of the Company’s initial public offering (the “IPO”) have exercised in part their over-allotment option to purchase an additional 768,350 American Depositary Shares (“ADSs”) of the Company at the IPO price of US$14.00 per ADS. Each ten (10) ADSs represent twenty-three (23) ordinary shares of the Company.

After giving effect to the exercise of the over-allotment option, I-Mab has issued and sold a total of 8,175,750 ADSs in the IPO, for total gross proceeds of US$114,460,500.

Jefferies LLC and China International Capital Corporation Hong Kong Securities Limited acted as joint book-runners. China Renaissance Securities (Hong Kong) and Huatai Securities (USA) acted as lead managers for the offering.

A registration statement related to the offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) was declared effective on January 16, 2020. The offering is made only by means of a prospectus forming a part of the effective registration statement. Copies of the final prospectus relating to this offering , when available, may be obtained from (i) Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com or (ii) China International Capital Corporation Hong Kong Securities Limited, Attn: Rita Li, 29th One International Finance Center, One Harbour View Street, Central, Hong Kong, by telephone at (852) 2872-2000 or by e-mail at IB_Genesis2019@cicc.com.cn.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing biologics of novel or highly differentiated in the therapeutic areas of immuno-oncology and autoimmune diseases. Company’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven preclinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com/.

Investor Relations Contact

I-MAB

Jielun Zhu, CFO

E-mail: IR@i-mabbiopharma.com

Office line: 86 21 6057 8000

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